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Marcel R. Fausten
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax marcel.fausten@davispolk.com

CONFIDENTIAL

July 6, 2020

Re:	Freeline Therapeutics Holdings Ltd Amendment No. 1 to Draft Registration Statement on Form F-1 Confidentially Submitted on June 12, 2020 File No. 377-03158

Mr. Alan Campbell

Ms. Celeste Murphy

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Mr. Campbell and Ms. Murphy:

On behalf of our client, Freeline Therapeutics Holdings Ltd, a private limited company incorporated under the laws of England and Wales (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 1 to its confidential draft Registration Statement on Form F-1 (the “Draft Registration Statement”) contained in the Staff’s letter dated June 22, 2020 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting a revised draft of the Draft Registration Statement (the “Amended DRS”) together with this response letter. The Amended DRS also contains certain additional updates and revisions. We are also sending, under separate cover, a marked copy of the Amended DRS showing the changes to the Draft Registration Statement confidentially submitted on June 12, 2020.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amended DRS submitted herewith where the revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used herein as defined in the Amended DRS.

Our Strengths, page 6

1.

We note your response to comment 5, which we reissue. Please remove statements claiming that your therapeutic solutions and technology have the potential to be “best-in-class.” This term suggests that your product candidates are effective, likely to be approved and compare favorably to competitive products. It is premature for you to make such statements or implications.

Response: The Company respectfully acknowledges the Staff’s comment and has revised these statements on pages 6, 142, 166 and 169 of the Amended DRS.

2.

We note your response to comment 6, which we reissue. We note that on page 169 of the document, you disclose that you face “substantial competition from many different sources” in the gene therapy and inherited systemic disease fields, including established pharmaceutical companies and other clinical-stage biotechnology companies that are developing therapies in your targeted indications. We also note that your product candidates are still at an early stage of development and that you have yet to complete a clinical trial for either of your lead candidates. Please explain why you are a leader in developing potential treatments for inherited systemic diseases or revise your disclosure.

Response: The Company respectfully acknowledges the Staff’s comment and has revised these statements on pages 6 and 140 of the Amended DRS.

Please do not hesitate to contact me at (212) 450-4389 or marcel.fausten@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

Marcel R. Fausten

cc:	Via E-mail
Theresa Heggie, Chief Executive Officer

Richard D. Truesdell, Jr.
Davis Polk & Wardwell LLP

Mitch Bloom
Edwin O’Connor
Goodwin Procter LLP

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